SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No.)*

LL&E Royalty Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

502003 10 6

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, 4th Floor
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 29 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Names of Reporting Persons.
     Robert E. Robotti

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     AF, OO

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6.   Citizenship or Place of Organization
     United States

Number of
Shares   7.   Sole Voting Power: -0-
Beneficially
Owned by   8.   Shared Voting Power: 950,980
Each
Reporting   9.   Sole Dispositive Power: -0-
Person With   10. Shared Dispositive Power: 950,980

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     950,980

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     5.0%

14. Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons.
   Robotti & Company, Incorporated

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 80,400
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 80,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    80,400

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    CO, HC

1. Names of Reporting Persons.
   Robotti & Company, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 80,400
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 80,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    80,400

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO, BD

1. Names of Reporting Persons.
    Kenneth R. Wasiak

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of	
Shares	7. Sole Voting Power: -0-
Beneficially	8. Shared Voting Power: 870,580
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 870,580

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     870,580

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     4.6%

14. Type of Reporting Person (See Instructions)
     IN, HC

1. Names of Reporting Persons.
    Ravenswood Management Company, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 870,580
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 870,580

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     870,580

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
     4.6%

14. Type of Reporting Person (See Instructions)
     OO

1. Names of Reporting Persons.
   The Ravenswood Investment Company, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7. Sole Voting Power: -0-

8. Shared Voting Power: 619,583

9. Sole Dispositive Power: -0-

10. Shared Dispositive Power: 619,583

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    619,583

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    3.3%

14. Type of Reporting Person (See Instructions)
    PN

1. Names of Reporting Persons.
    Ravenswood Investments III, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions)
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 250,997
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 250,997

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    250,997

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)
    1.3%

14. Type of Reporting Person (See Instructions)
    PN

Item 1. **Security and Issuer**

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to Units of Beneficial Interest (the "Units") of LL&E Royalty Trust (the "Issuer"). The address of the Issuer's principal executive office is The Bank of New York Mellon Trust Company, N.A., Trustee ("Trustee"), Global Corporate Trust, 919 Congress Avenue, Austin, Texas, 78701.

Item 2. **Identity and Background**

(a), (b), (c) and (f). This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P.("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Wasiak, RMC, and RIC the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT. ROBT, a New York corporation, is the parent holding company of Robotti & Company. Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

Mr. Wasiak is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C. Each of Messrs. Robotti and Wasiak are Managing Member of RMC. RMC, a New York limited liability company, is the general partner of RIC and RI. RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC, and RI is 52 Vanderbilt Avenue, New York, New York 10017. RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758. Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT and Robotti & Company included in Schedule A hereto and is incorporated by reference herein.

(d) and (e). None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. **Source and Amount of Funds or Other Consideration**

The aggregate purchase price of the 80,400 Units held by Robotti & Company is $195,679.29 (including brokerage fees and expenses). All of the Units beneficially held by Robotti & Company were paid for using the personal funds of its discretionary customers.

The aggregate purchase price of the 619,583 Units held by RIC is $1,439,208.43 (including brokerage fees and expenses). All of the Units beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 250,997 Units held by RI is $642,485.12 (including brokerage fees and expenses). All of the Units beneficially held by RI were paid for using its working capital.

Item 4.   Purpose of Transaction

(a)-(j). The Units has been acquired by the Reporting Persons for investment purposes. The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

The Reporting Persons may acquire additional Units, dispose all or some of these Units from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Units, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Reporting Persons intend to communicate with other shareholders and the Trustee for the Issuer about maximizing the value of their Units.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to a change in the Issuer's business, governance or financial situation, the Reporting Persons reserves the right to formulate other plans and/or make proposals, and take such actions set forth in this response to Item 4 and any other actions as the Reporting Persons, or any of them, may determine.

On October 21, 2008, Robotti & Company, LLC, The Ravenswood Investment Company, L.P. and Ravenswood Investments III, L.P. (together, the "Owners") sent a letter ("October 21 Letter") to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust ("Trustee").

In the letter, the Owners called upon the Trustee to delay the sale of the Trust's assets and only to proceed if it receives a bid that reflects the intrinsic value which the Owners believe is a multiple of the Trust's current capitalization of $23 million. In addition, the Owners requested the Trustee to call a meeting of Unit holders for the purpose of amending the Trust Agreement to extend the term of the Trust for an additional three years.

In the October 21 Letter the Owners also:

1. outlined the bases for their estimated that the Trust's Net Profit Interest in the Jay Field was worth in the range of $63.8 million to $93 million at $64 to $67 per barrel oil;

2. outlined the estimated increase in value of the Trust's Net Profit Interest in the Jay Field for oil at greater than $64 to $67 per barrel;

3. outlined the results of a new oil well, the Douglas Polk Etal #41-1, which was the most productive well in the entire Jay Field during July and August 2008 and urged the Trustee to investigate additional increased drilling activity in the Jay Field which may increase the value of the Trust's Jay Field Net Profit Interest;

4 discussed a study prepared for the U.S. Department of Energy in 2006 that stated that the Jay Field was a favorable candidate for CO_2-Enhanced Oil Recovery which could increase potential recovery in the Field by 20% of the original oil in place; and

5. questioned the status of insurance claims relating to the Trust's South Pass 89 and Offshore Louisiana assets by Hurricane Rita and Katrina in 2005.

A copy of the October 21 Letter is attached hereto as Exhibit 2 and incorporated

Presently the Reporting Persons have no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.   Interest in Securities of the Issuer

(a)-(b) As of October 23, 2008, the aggregate number of Units and percentage of the outstanding Units of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Units	Number of Units: Sole Power to Vote or Dispose	Number of Units: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)	950,980	0	950,980	5.01%
ROBT (1)(2)	80,400	0	80,400	**
Robotti & Company (1)	80,400	0	80,400	**
Wasiak (1)(3)(4)	870,580	0	870,580	4.58%
RMC (1)(3)(4)	870,580	0	870,580	4.58%
RIC (1)	619,583	0	619,583	3.26%
RI (1)	250,997	0	250,997	1.32%

* Based on 18,991,304 Units of Beneficial Interest outstanding as of July 28, 2008, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2008.
* Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 80,400 Units owned by the discretionary customers of Robotti & Company.
(3) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 619,583 Units owned by RIC.
(4) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 250,997 Units owned by RI.

(c) The table below lists all the transactions in the Issuer's Units in the past sixty days by the Reporting Persons. All such transactions were made by RIC and RI in the open market.

Transactions in Units Within The Past Sixty Days

Party	Date of Purchase/ Sale	Number of Units	Buy/Sell	Price Per Unit
RIC	08/22/2008	1,000	BUY	$2.00
RIC	08/26/2008	3,738	BUY	$1.9956
RI	08/26/2008	1,602	BUY	$1.9956
RIC	08/27/2008	2,450	BUY	$1.9943
RI	08/27/2008	1,050	BUY	$1.9943
RIC	08/28/2008	1,540	BUY	$2.00
RI	08/28/2008	660	BUY	$2.00

RIC	08/29/2008	1,750	BUY	$2.00
RI	08/29/2008	750	BUY	$2.00
RIC	09/03/2008	7,000	BUY	$1.945
RI	09/03/2008	3,000	BUY	$1.945
RIC	09/04/2008	3,780	BUY	$1.9707
RI	09/04/2008	1,620	BUY	$1.9707
RIC	09/05/2008	2,520	BUY	$1.9889
RI	09/05/2008	1,080	BUY	$1.9889
RIC	09/08/2008	3,500	BUY	$1.9405
RI	09/08/2008	1,500	BUY	$1.9405
RIC	09/09/2008	9,450	BUY	$1.8776
RI	09/09/2008	4,050	BUY	$1.8776
RIC	09/11/2008	3,500	BUY	$1.87
RI	09/11/2008	1,500	BUY	$1.87
RIC	09/12/2008	9,000	BUY	$1.8192
RI	09/12/2008	3,915	BUY	$1.8192
RIC	09/15/2008	7,000	BUY	$1.80
RI	09/15/2008	3,000	BUY	$1.80
RIC	09/16/2008	21,700	BUY	$1.6993
RI	09/16/2008	9,400	BUY	$1.6993
RIC	09/17/2008	2,520	BUY	$1.6878
RI	09/17/2008	1,080	BUY	$1.6878
RIC	09/26/2008	7,840	BUY	$1.77
RI	09/26/2008	3,360	BUY	$1.77
RIC	09/29/2008	7,700	BUY	$1.6936
RI	09/29/2008	3,300	BUY	$1.6936
RIC	09/30/2008	10,430	BUY	$1.7067
RI	09/30/2008	4,470	BUY	$1.7067
RIC	10/01/2008	6,580	BUY	$1.6643
RI	10/01/2008	2,820	BUY	$1.6643
RIC	10/02/2008	3,280	BUY	$1.65
RI	10/02/2008	1,576	BUY	$1.65
RIC	10/03/2008	6,000	BUY	$1.693
RI	10/03/2008	2,644	BUY	$1.693
RIC	10/09/2008	4,754	BUY	$1.0092
RI	10/09/2008	2,038	BUY	$1.0092
RIC	10/20/2008	3,500	BUY	$1.1918
RI	10/20/2008	1,500	BUY	$1.1918

(d)   Robotti & Company's discretionary customers have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, shares of Units owned by them. Except as set forth in the immediately preceding sentence, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Units beneficially owned by the Reporting Persons.

(e)   Not Applicable.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of October 23, 2008 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission. The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.   Materials To Be Filed As Exhibits

The following documents are filed herewith:

1.   Joint Filing Agreement dated as of October 23, 2008 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

2.   Letter dated October 21, 2008, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.

(The remainder of this page was intentionally left blank)

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 23, 2008

/s/ Robert E. Robotti
Robert E. Robotti

Robotti & Company, Incorporated

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

By: /s/ Kenneth R. Wasiak
Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

Ravenswood Investments III, L.P.

By: Ravenswood Management Company, L.L.C.
Its General Partner

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

The Ravenswood Investment Company, L.P.

By: Ravenswood Management Company, L.L.C.
Its General Partner

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of the corporations named below as of the date hereof. The business address of each person is:

Robotti & Company, Incorporated and Robotti & Company, LLC

Name:	Robert E. Robotti
	(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017
Name:	Joseph E. Reilly
	(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017
Name:	Kenneth R. Wasiak
	(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

(The remainder of this page was intentionally left blank)

Exhibit Index

The following documents are filed herewith:

Exhibit		Page
(1)	Joint Filing Agreement dated as of October 23, 2008 by and between Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.	Page 17
(2)	Letter dated October 21, 2008, from Robotti & Company, LLC, The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P. to The Bank of New York Mellon Trust Company, N.A., as Trustee for LL&E Royalty Trust.	Page 18

(The remainder of this page was intentionally left blank)

Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D filed herewith, and any amendments hereto, relating to the Units of Beneficial Interest of LL&E Royalty Trust with the Securities and Exchange Commission pursuant to Rule 13d-1(k).

Date: October 23, 2008

Robotti & Company, Incorporated

/s/ Robert E. Robotti   By: /s/ Robert E. Robotti
Robert E. Robotti   Name: Robert E. Robotti
                                                                      Title: President and Treasurer

Robotti & Company, LLC

By: /s/ Robert E. Robotti   By: /s/ Kenneth R. Wasiak
      Name: Robert E. Robotti   Kenneth R. Wasiak
      Title: President and Treasurer

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti   By: Ravenswood Management Company, L.L.C.
      Name: Robert E. Robotti   Its General Partner
      Title: Managing Member

Ravenswood Investments III, L.P.   By: /s/ Robert E. Robotti
                                                          Name: Robert E. Robotti
By: Ravenswood Management Company, L.L.C.   Title: Managing Member
      Its General Partner

By: /s/ Robert E. Robotti
      Name: Robert E. Robotti
      Title: Managing Member

Exhibit 2

Robotti & Company, LLC
Ravenswood Management Company, LLC
52 Vanderbilt Avenue, Fourth Floor
New York, NY 10017-3808

<u>VIA FAX TO (512) 236-9275</u>
<u>AND AIRBOURNE EXPRESS</u>

October 21, 2008

The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
919 Congress Avenue
Austin, Texas 78701
Attn: Mike Ulrich

Dear Mr. Ulrich:

Funds managed by Ravenswood Management Company, L.L.C. and discretionary accounts of Robotti & Company, LLC (together, "we" or "us") are holders of 950,980 Units of Beneficial Interests ("Units") in LL&E Royalty Trust ("Trust"), of approximately 5.01% of the outstanding Units. The Units were issued under the Trust Agreement dated as of June 1, 1983 ("Trust Agreement"), by and between the Louisiana Land and Exploration Company, on behalf of its stockholders and the owners of the Units as trustor, and The Bank of New York Mellon Trust Company, N.A., as successor trustee ("Trustee").

We are concerned that the current process to sell the assets of the Trust is not in the best interest of Unit holders because of the great variance between the Trust's market capitalization and its intrinsic value. Furthermore, we do not believe the information that has been obtained from Quantum Resource Partners, LP (referred to herein, including its affiliates, as "Quantum"), the field operator, properly enables the Trustee (and hence, any potential purchaser) to value the assets of the Trust.

Under Section 9.02 of the Trust Agreement, the Trustee has three years to sell the Trust's assets after an event causes the termination of the Trust. Therefore, the Trustee should delay a sale and only proceed if it receives a bid that reflects the intrinsic value of the Trust which is a multiple of the current market capitalization of $23 million and of the $33.7 million value reflected in the Reserve Study of Miller and Lents, Ltd. ('Miller and Lents Study").[1]

Accordingly, we believe it is the best interests of Unit holders for the Trustee to call a meeting of Unit holders, as permitted under Section 5.02 of the Trust Agreement, for the purpose of amending the Trust Agreement to extend the term of the Trust for an additional three years.

---

[1] Miller and Lents, Ltd. Reserve Report dated May 27, 2008 ("Reserve Report"), page 1, attached as in Exhibit 99.1 of the Trust's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 2, 2008.

October 21, 2008
The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
Page 2

I.   Valuation of the Trust's Interest in the Jay Field by Reference to the Sale of an Interest by ConocoPhillips to Quantum

In 1983, the Louisiana Land & Exploration Company ("LL&E") carved out 50% of its Net Profit Interest ("NPI") and conveyed it to the LL&E Royalty Trust.[2] In 1997, LL&E merged with Burlington Resources and in December 2005, ConocoPhillips purchased Burlington Resources. In December 2006, Quantum purchased from ConocoPhillips for $67.3 million a 37% Working Interest ("WI") that entitles it to an estimated 30% Net Revenue Interest ("NRI") in the Jay Field.[3] Accordingly, out of Quantum's 75.4% total NRI, the 30% NRI that Quantum owns that came from LL&E is burdened by the Trust's 50% NPI (i.e., after paying certain designated expenses, the remaining cash proceeds from the field each month will go 50% to Quantum and 50% to the Trust). Reference is made to Appendix A for a chart that outlines WI and NRI interests in the Jay Field. As a result, the value placed on Quantum's NRI should give us a good idea of the value for the Trust's NPI because of the similarity of the economic interests. Therefore, the purchase of the 30% NRI by Quantum implied value for the Trust's NPI in the neighborhood of $67 million when oil was $67 per barrel, as it was in December 2006.

II.   Discrepancy in the Value of Interests in the Jay Field Between Miller and Lents Study for the Trust and the Reserve Report by Netherland, Sewell & Associates, Inc. for Quantum

The Miller and Lents Study, performed for the Trust, is based upon information received primarily from Quantum, the field operator and WI owner.[4] The trust has no access to independent seismic data. Reserve estimates are based on geologic and engineering studies provided by Quantum and forecasts are made based on an analysis of historical production volumes and decline rates.[5] Analyzing historical production and decline rates can lead to

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[2] LL&E Royalty Trust Annual Report on Form 10-K for the year ended December 31, 1998, page 6.

[3] We estimate that the 37% WI entitles Quantum to a 30% NRI as follows. Quantum owns a 92.5% WI and a 75.4% NRI. See Quantum Offering Circular, page 103 for these percentages. The 75.4% NRI is 81% of the 92.5% WI. Therefore, the mineral royalty is the difference, or 19%. Accordingly, we can calculate the NRI acquired by Quantum from ConocoPhillips by assuming that the mineral royalty stays consistent across the Jay Field and that the ratio between the NRI and WI is consistent as well:

X = Interest Acquired by Quantum from ConocoPhillips' NRI

"Quantum's NRI" / "Quantum's WI" - "Interest Acquired by Quantum from Conoco's NRI" / "Interest Acquired by Quantum from Conoco"

75.4% / 92.5% = X / 37%

X = 30%

[4] Quarterly Report on Form 10-Q of the Trust for the quarter ended March 31, 2008, page 25.

[5] Reserve Report, page 5.

October 21, 2008
The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
Page 3

underestimating reserves. Therefore, we question whether the information available to Miller and Lents, and hence its conclusions, fully reflects the reserves in the Jay Field.

We do know, however, that Netherland, Sewell & Associates, Inc ("Netherland Sewell") conducted a Reserve Report for Quantum, the field operator, on Quantum's interest in the Jay Field in May of 2007, which was disclosed and discussed in Quantum's Offering Circular dated August 1, 2007 ("Quantum Offering Circular"). In the Quantum Offering Circular, Quantum's Future Net Revenue of its proved and developed reserves in the Jay Field, using a 10% discount rate, as of May 31, 2007, was $371.8 million.[6] This valuation was determined with an oil price of $64 per barrel, below today's price of $72 per barrel.[7] This valuation represents Quantum's 92.5% WI and its 75.4% NRI in the Jay Field.[8] Given that the Trust's interest equates to approximately a 15% NRI in the Jay Field (a 50% NPI of the 30% NRI which Quantum purchased from ConocoPhillips), the Netherland Sewell reserve report would imply a value of $92.8 million[9] for the Trust's NRI at $64 per barrel oil, or $4.88 per Unit—four times the current market price.

III.   <u>Analysis of Quantum Purchases in the Jay Field</u>

Quantum purchased numerous interests in the Jay Field in 2006. On December 22, 2006 Quantum acquired ExxonMobil's interest in the Jay Field for $142 million. As of May 31, 2007 that interest contained 11.4 million barrel of oil equivalents ("MMBOE") of estimated proved reserves.[10] This means Quantum paid $12.46 per BOE. On December 21, 2006, Quantum purchased certain interests from ConocoPhillips for $130 million.[11] Of that purchase price, $67 million was attributable to the Jay Field per the deed of sale.[12] The estimated reserves were

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[6] Quantum Offering Circular, page 103.

[7] <u>Id.</u>

[8] <u>Id.</u>

[9] We estimate the PV-10 of the Trust's NPI by grossing up the PV-10 of Quantum's interest in the Jay Field which yields the PV-10 of the entire Jay Field and then multiplying that amount by the percentage of the Jay Field that the Trust's interest constitutes. <u>See</u> Quantum Offering Circular, page 103 for PV-10 of Quantum's Jay Field interest.

"PV-10 of Quantum's interest in the Jay Field" / ("Quantum's NRI"-"The Trust's NPI") = **"Total PV-10 of Jay Field"**

$371.8MM / (75.4%-15%) = $618.6MM

"Total PV-10 of the Jay Field" x "The Trust's NPI" = **"PV-10 of the Trust's NPI in the Jay Field"**

$618.6MM x 15% = $92.8MM

[10] Quantum Offering Circular, page 101.

[11] <u>Id.</u>

[12] According to the deed filed with Santa Rosa County, Florida, Quantum paid $67,317,000 to ConocoPhillips for its Jay Field interests. Information available at:

October 21, 2008
The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
Page 4

10.5MMBOE.[13] Therefore Quantum paid $6.38 per BOE in the ground in the ConocoPhillips transaction. We conclude that the reason Quantum paid half as much in the Conoco transaction was because of the Trust's 50% NPI burden on this interest. Why else would Quantum pay $12.46 per BOE in the ground to Exxon and $6.38 per BOE in the ground to ConocoPhillips? Accordingly, the Trust's interest was worth roughly $6.08 per BOE[14] in the ground in December 2006 when oil was $64 per barrel. This estimate puts the value of the Trust's Jay Field asset at $63.8 million.[15] Reference is made to Appendix B.

IV.   Valuation Adjustments Due to Current Price of Oil

The data points referenced above imply valuations of the Trust's Jay Field assets at $67 million, $93 million, and $63.8 million. These valuations are all multiples above the current market capitalization of the Trust which is currently $23 million. Furthermore, these valuations are at $64 to $67 oil. If you account for the higher price of oil the value of the Trust's assets increase tremendously. For every $10 per barrel of oil over $64 and additional $18.83 million is added to the Trust's Present Value discounted at 10 percent. Reference Appendix C to see this calculation.

V.   What is the Current Activity in the Jay Field?

The Trust has provided its investors with limited information on current developments in the Jay Field. We believe the Trustee should correct this oversight. We understand that there is current drilling activity by Quantum, the operator, including a successful well completion. Even the Miller and Lents Study states that "Quantum has provided plans to drill two horizontal laterals from existing wells."[16] What are plans for drilling additional wells? What are the initial flow rates of any successfully completed wells? Are these completed wells drilled into currently producing zones and reservoirs or new zones and reservoirs? Are these reserves included in the Miller and Lents Study? This is material information that should be disclosed.

In addition, it appears recent drilling activity in the Jay Field signals very positive developments. It is our understanding that at least four wells are planned by the operator. We understand at least one of the wells, the Douglas Polk Etal #41-1 ("Douglas Polk") is completed and started producing in July of this year. According to the Florida Department of Environmental Protections

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http://oncoreweb.srccol.com/oncoreweb/search.aspx?bd=1%2F1%2F1982&ed=9%2F24%2F2008&n=Quantum&bt=OR&d=9%2F24%2F2008&pt=-1&st=fullname

[13] The estimated proved reserves for Quantum's interest in the Jay, Chatom, and State Line Fields were 12.7 MMBOE. See Quantum Offering Circular, page 101. The estimated proved reserves for the Chatom and State Line Fields were 2.2 MMBOE. Id. at 103. Therefore, the estimated reserves for the Jay Field would be the difference, or 10.5MMBOE (12.7 MMBOE - 2.2 MMBOE = 10.5 MMBOE).

[14] $6.08 per BOE = $12.46 BOE - $6.38BOE.

[15] $63.8MM = 10.5MMBOE x $6.08 per barrel.

[16] Miller and Lents Study, page 5.

October 21, 2008
The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
Page 5

website the Douglas Polk well produced 8,756 barrels of oil and 7,033 mcf of natural gas in July and 12,153 barrels of oil and 13,043 mcf of natural gas in August. It was the most productive well in the entire Jay Field accounting for 8% of the total oil output in July and 13% in August. In both months it was operational only 28 days compared to 31 days for the majority of the other wells. Furthermore, this well is producing from the lower Smackover which is a virgin zone in the Jay Field.[17]

We believe that a failure to ascertain and disclose the answers to these and other logical questions relating to future prospects for the Jay Field may be negligent. Without this information potential bidders are unable to analyze and understand the value of the Trust's assets and Unit holders are unable to properly monitor any sale. Moreover, disclosure of favorable future prospects would likely increase interest in the sale process by potential bidders that are unaware of this current activity.

VI.   Beyond These Valuations

According to a study prepared by Advanced Resources International ("ARI Study") for the U.S. Department of Energy in 2006, the Jay Field, with well depths of over 15,000 feet and oil gravities greater than 50 API, make it a favorable candidate for CO_2-Enhanced Oil Recovery ("EOR").[18] This study goes on to estimate that applying CO_2-EOR to the Jay field increases potential recovery by 20% of the original oil in place ("OOIP").[19] Per the ARI Study, OOIP in the Jay Field of 730 million barrels ("MMbls") suggests another 146MMbls of recoverable oil from the Jay Field, or potentially 44MMbls net to the interest acquired from ConocoPhillips' NRI, on which the Trust would enjoy a 50% NPI.[20] This additional recoverable oil alone could be worth several multiples of the current market capitalization of the Trust.

At the time of the ARI Study (February 2006) and the sale of ConocoPhillips' stake to Quantum (December 2006) it was not economic to implement a CO_2 flood at the Jay Field. As the Advanced Resources International study states, "[t]he high cost of adding deep CO_2 injection and oil production wells indicates that, at the oil prices and CO_2 costs examined by the study, the economics of CO_2-EOR in this oil field may be marginal."[21] Therefore, when Quantum paid $67 million for its stake in the Jay Field, Quantum likely paid nothing for this potentially enormous

─────────────────────────────

[17] See 2008 Well Data Reports for July and August available at:
http://www.dep.state.fl.us/water/mines/oil_gas/production.htm

[18] Basin Oriented Strategies for CO_2 Enhanced Oil Recovery: Onshore Gulf Coast. February 2006. Available at: http://www.fossil.energy.gov/programs/oilgas/publications/eor_co2/Onshore_Gulf_Coast_Document.pdf, pages 2-7, 6-12.

[19] Id. at 6-13

[20] Id.

[21] Id. at 6-13

October 21, 2008
The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
Page 6

upside. With oil significantly higher today than in 2006 it is much more economic to implement CO2-EOR. Any current bidder should have to pay for this additional value.

VII.   Insurance Proceeds and Value of South Pass 89 and Offshore Louisiana Assets

We are concerned with the Trustee's handling of insurance claims related to damage to the Trust's South Pass 89 and Offshore Louisiana assets by Hurricanes Rita and Katrina in 2005. The most recent Trust disclosures have not provided information regarding whether insurance claims have been made or the status of any such claims. When did the Trustee first approach the working interest owners about insurance claims on the Trust's interests? What claims have been submitted? When were they submitted? Were copies provided to the Trust? Who are the carriers on the policies? What has been their response to these claims? What was the nature of the policies in place? What are the amounts of the claims that have been presented?

Answers to these questions and more should be made to Unit holders and should be provided as part of the sales package by Stifel, Nicolaus & Company to potential bidders. Completion of the contemplated sale of the Trust's assets prior to payment of these claims or without consideration of payment amounts will deprive the Unit holders of any benefits from the insurance proceeds due to the Trust. More disturbing is the possibility that if there are recoveries and that if those recoveries had been expeditiously pursued, the South Pass 89 and Offshore Louisiana assets might today be generating cash payments to the Trust. Perhaps the Trust would not have terminated had these claims been paid in 2006 and 2007. This failure to expeditiously pursue the insurance recovery will likely significantly impair the value received by the Trust if the sale process is completed as currently planned.

In this letter, we primarily discuss the Trust's main asset which is its interest in the Jay Field. Although we have mentioned the Trust's other assets, such as the interests in South Pass 89 and Offshore Louisiana, in regards to potential insurance claims we have not discussed their potential upside and future prospects. It is fair to assume some additional value associated with these assets that a potential buyer will be able to recognize.

VIII.   Conclusion

It is clear that the current plan to proceed with the disposition of the assets of the Trust is ill-advised, and possibly negligent or reckless. Under Section 9.02 of the Trust Agreement, the Trustee has three years to sell the Trust's assets after the event causes the termination of the Trust. Even after three years, the Trustee is only then required to sell assets at a public auction. Why is the Trustee trying to sell the Trust's assets by the end of this year when it is clearly not in the best interest of Unit holders? We call upon the Trustee to announce that it is calling off the sale until a later date following the ascertainment and disclosure of the information outlined above.

The Trustee's immediate attention and action is required.

October 21, 2008
The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
Page 7

We have included copies of the pages from the Quantum Offering Circular and a copy of the Netherland Sewell Reserve Report cited herein for you reference.

IX.   Call for Meeting

In order to assist the Trustee, we have prepared a short amendment to the Trust Agreement to extend the period over which the Trustee has to dispose of Trust assets from three years to six years. This extra time will permit the Trustee to sell the Trust's assets in an informed manner after it has obtained all necessary information regarding the value of the Trust's assets as outlined above and after credit market conditions have improved.

[Material Omitted]

Very truly yours,

Robotti & Company, LLC
The Ravenswood Investment Company, L.P.
Ravenswood Investments III, L.P.

By: /s/ Robert E. Robotti
        Robert E. Robotti, President and Treasurer of Robotti & Company, LLC, and Managing Member of
        Ravenswood Management Company, L.L.C., general partner of each of The Ravenswood Investment
        Company, L.P. and Ravenswood Investments III, L.P.

enclosures

October 21, 2008
The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
Page 8

APPENDIX A:.

Working Interests and Net Revenue Interests in the Jay Field

	Total Jay Field	**Quantum**	**Interest Quantum purchased from ConocoPhillips[22]**	**Quantum's Non-Conoco Interest**
Working Interest (WI)	100.0%	92.5%[23]	37.0%[24]	55.5%
Net Revenue Interest (NRI)	81.0%[25]	75.4%[26]	30.0%[27]	45.4%

	Total Jay Field	**Quantum**	**Interest Quantum purchased from ConocoPhillips**	**Quantum's Non-Conoco Interest**
Barrels of Oil Equivalent Before Royalty (MM)	30.2[28]	27.9	10.3	15.5
NRI as % to WI[29]	81%	81%	81%	81%
NRI of WI Owners (MMBOE)	24.46	22.63	8.37[30]	12.56

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[22] This is the interest on which the Trust has a 50% NPI.

[23] Quantum Offering Circular, page 103.

[24] Quantum Offering Circular, page 104.

[25] See footnote 3 above for the calculation of 19% mineral royalty on Quantum's NRI.

[26] Quantum Offering Circular, page 103.

[27] We assume that the 19% mineral royalty stays consistent across the Jay Field and that the ratio between the NRI and WI is consistent as well. See footnote 3 above.

[28] Quantum's 22,676 MBOE pertains only to its interest in the Jay Field, net of royalties. See Quantum Offering Circular, page 103. We gross up that number by assuming that the 22,676 MBOE represents 75.4% of the entire field to account for the mineral royalty owners and other WI owners. Therefore, in the entire field there are approximately 30.2 MMBOE (22,676 MBOE divided by 75%).

[29] To derive how many BOE each WI owner is entitled to you have to deduct the 19% that goes to the mineral royalty owner.

[30] This is the interest on which the Trust has a 50% NPI.

October 21, 2008
The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
Page 9

APPENDIX B:

Select Quantum Purchases in the Jay Field

Seller	Price (million)	MMBOE	$/BOE
ExxonMobil[31]	$142	11.4	$12.46
ConocoPhillips[32]	$67	10.5[33]	$6.38

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[31] Quantum Offering Circular, page 101.

[32] See text at footnote 10.

[33] See text at footnote 11-13.

October 21, 2008
The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
Page 10

APPENDIX C:

Incremental Value to the Trust as the Price of Oil Increases $10 per Barrel over $64

Interest Quantum acquired from ConocoPhillips represents 8.37MMBOE[34]. The Trust's NPI represents half of that amount.

	8.37	MMBOE
x	$10	Increase of $10 per barrel over $64
	$83.70MM	Incremental Future Revenues for every $10 per barrel over $64
x	90%	Less Estimated 10% Incremental Expense (severance tax, ad valorum tax, etc.)
	$75.33MM	Incremental Future Net Revenue for every $10 per barrel over $64
	$37.67MM	PV-10 (approximately 50%)
	$18.83MM	The Trust's NPI entitles it to 50% of the $37.67MM incremental revenue.

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[34] See Appendix A at footnote 30. 8.37 MMBOE is a conservative figure considering the Netherland Sewell Report dated May 2007 puts these reserves in at 10.2 MMBOE. See Quantum Offering Circular, pages 101 and 103.

October 21, 2008
The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
Page 11

APPENDIX D:

        Amendment dated as of _____ ___, 2008 (this "Amendment") to the Trust Agreement dated as of June 1, 1983 ("Trust Agreement"), by and between the Louisiana Land and Exploration Company, acting on behalf of its stockholders and the owners of the Units as Trustor, and The Bank of New York Mellon Trust Company, N.A., as successor Trustee.

                                W I T N E S S E T H :

        WHEREAS, the Trust Agreement may be amended pursuant to Section 10.02 thereof by the holders representing a majority of Units and the consent of the Trustee;

        WHEREAS, the holders of a majority of the Units have agreed to amend the Trust Agreement as provided herein and the Trustee has consented thereto;

        NOW, THEREFORE, in consideration of the premises provided for herein, the holders of a majority of the Units agree as follows and the Trustee consents thereto:

  1. The fourth sentence of Section 9.02 of the Trust Agreement is hereby amended and restated in its entirety to read as follows:

    "In the event that any asset which the Trustee is required to sell is not sold by the Trustee within six (6) years after the event causing termination of the Trust, the Trustee shall cause such property to be sold at public auction to the highest bidder (which may be any of the Working Interest Owners)."

  2. Except as expressly amended as provided for herein, the Trust Agreement shall continue to be, and shall remain, in full force and effect in accordance with its terms.

  3. Unless otherwise defined herein, terms which are defined in the Trust Agreement are used herein as so defined.

  4. From and after the date hereof, all references to the Trust Agreement in any documents shall be deemed to refer to the Trust Agreement as amended hereby.

  5. This Trust Agreement may be executed by the parties hereto in any number of separate counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

October 21, 2008
The Bank of New York Mellon Trust Company, N.A.,
as Trustee for LL&E Royalty Trust
Page 12

6. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW.